EXHIBIT 99.3

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

Effective Date

This Management’s Discussion and Analysis (“MD&A”), prepared as of March 7, 2024, is intended to help the reader understand the significant factors that have affected the performance of Vox Royalty Corp. and its subsidiaries (collectively “Vox” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023 and related notes thereto (the “Consolidated Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar figures in this MD&A are expressed in United States dollars, unless stated otherwise.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Forward-Looking Statements” at the end of this MD&A and to consult Vox’s Consolidated Financial Statements which are available on SEDAR+ at www.sedarplus.ca and on Form 40-F filed with the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Additional information, including the primary risk factors affecting Vox, are included in the Company’s Annual Information Form (“AIF”) and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively. These documents contain descriptions of certain of Vox’s royalty, stream and other interests, as well as a description of risk factors affecting the Company.

Table of Contents

Effective Date	2
Table of Contents	2
Overview	2
Highlights and Key Accomplishments	3
Royalty Portfolio Updates	5
Outlook	9
Asset Portfolio	9
Summary of Annual Results	12
Summary of Quarterly Results	14
Liquidity and Capital Resources	15
Off-Balance Sheet Arrangements	16
Commitments and Contingencies	16
Related Party Transactions	17
Changes in Accounting Policies	17
Recent Accounting Pronouncements	17
Outstanding Share Data	18
Critical Accounting Judgements and Estimates	18
Financial Instruments	18
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	20
Forward-Looking Information	21
Third-Party Market and Technical Information	22

Abbreviations Used in This Report

Abbreviated Definitions
Periods Under Review	Interest Types		Currencies
Q4 2023 The three-month period ended December 31, 2023	“NSR”	Net smelter return royalty	“$” United States dollars
Q3 2023 The three-month period ended September 30, 2023	“GRR”	Gross revenue royalty	“A$” Australian dollars
Q2 2023 The three-month period ended June 30, 2023	“FC”	Free carry	“C$” Canadian dollars
Q1 2023 The three-month period ended March 31, 2023	“PR”	Production royalty
Q4 2022 The three-month period ended December 31, 2022	“GPR”	Gross proceeds royalty
Q3 2022 The three-month period ended September 30, 2022	“GSR”	Gross sales royalty
Q2 2022 The three-month period ended June 30, 2022	“FOB”	Free on board
Q1 2022 The three-month period ended March 31, 2022

2

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

Overview

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning seven jurisdictions (Australia, Canada, the United States, Brazil, Peru, Mexico, and South Africa). The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network that has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 60 royalties.

Vox operates a unique business model within the royalty and streaming space, which it believes offers it a competitive advantage. Of these advantages, some are inherent to the Company’s business model, such as the diverse approach to finding global royalties providing it with a broader pipeline of opportunities to act on. Other competitive advantages have been strategically built since the Company’s formation, including its 2020 acquisition of Mineral Royalties Partnership Ltd.’s proprietary royalty database of over 8,500 royalties globally (“MRO”). MRO is not commercially available to the Company’s competitors. MRO virtually integrates global mining royalties with mineral deposits and mining claims, which provides the Company with the first-mover advantage to execute bilateral, non-brokered royalty acquisition transactions, which make up the majority of the historical acquisitions of the Company, in addition to brokered royalty acquisition opportunities available to other mining royalty companies. The Company also has an experienced technical team that consists of mining engineers and geologists who can objectively review the quality of assets and all transaction opportunities.

The Company focuses on accretive acquisitions. As at the date hereof, over 80% of Company’s royalty and streaming assets by royalty count are located in Australia, Canada and the United States. Further, the Company is prioritizing the acquisition of royalties on producing or near-term producing assets to complement its high-quality portfolio of exploration and development stage royalties. Specifically, the Company’s portfolio currently includes six producing assets and twenty-two development stage assets on which a mining study has been completed, or that have potential to be toll-treated via a nearby mill, or that may restart production operations after care and maintenance.

The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on The Nasdaq Stock Market LLC (“Nasdaq”), both under the ticker symbol “VOXR”.

Further information on Vox can be found at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov.

Highlights and Key Accomplishments

Financial and Operating

•	Record annual revenues of $12,310,594 (compared to annual revenues of $8,508,105 for the year ended December 31, 2022);
•	Q4 2023 revenue of $2,997,426 (compared to $2,104,758 for the three months ended December 31, 2022);
•	Record annual gross profit of $9,978,660 (compared to $6,664,087 for the year ended December 31, 2022);
•	Q4 2023 gross profit of $2,072,497 (compared to $1,591,909 for the three months ended December 31, 2022);
•	Generated record cash flows from operations of $2,341,781 and $5,271,090 for the three months and year ended December 31, 2023, respectively (compared to $1,695,717 and $2,047,169 for the three months and year ended December 31, 2022, respectively);
•	On April 18, 2023, the Company shared an inaugural letter to shareholders and appointed Donovan Pollitt to the Board of Directors;
•	On May 29, 2023, the Company’s common shares commenced trading on the TSX following a graduation from the TSX Venture Exchange;
•	Completed underwritten public offering on June 16, 2023, issuing 3,025,000 Vox common shares at a public offering price of $2.40 per share, for gross proceeds of $7,260,000;
•	On July 11, 2023, in connection with the underwritten public offering that closed on June 16, 2023, the underwriters exercised their over-allotment option in full, purchasing an additional 453,750 Vox common shares for further gross proceeds of $1,089,000;
•	On September 12, 2023, Vox completed the strategic acquisition of a portfolio of nine advanced development and exploration-stage royalties in Australia, heavily weighted to gold and copper;
•	On October 18, 2023, Vox completed the acquisition of a pre-production gold royalty over a portion of the Plutonic Gold mine complex in Western Australia;
•	On October 25, 2023, the Company entered into an Intellectual Property Licensing Agreement (“IP Licensing Agreement”) with a private investment group in respect of certain coal royalties in Vox’s MRO royalty database. As part of the IP Licensing Agreement, on the successful closing of relevant coal royalty transactions, Vox will receive a Transaction Fee of up to 3.0% of the upfront purchase price and up to 3.0% of any future earn out payments or contingent payments associated with any applicable coal royalty assets acquired;
•	On December 22, 2023, Vox completed the acquisition of a 0.5% NSR royalty on the Hawkins Gold Exploration Project in Ontario, Canada;
•	Noted significant organic development within the existing royalty portfolio, as discussed in the Royalty Portfolio Updates section of this MD&A;
•	Balance sheet position at year end includes: (i) cash and accounts receivable of $12,850,451; (ii) working capital of $10,378,752; and (iii) total assets of $52,706,609; and
•	Subsequent to December 31, 2023:
o

the Company entered into a definitive credit agreement with the Bank of Montreal providing for a $15 million secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $10 million of borrowing capacity subject to certain conditions (the “Accordion”).

o

On February 13, 2024, the Company executed a binding agreement to acquire a portfolio of up to four royalties at various stages of development and the rights to one production-linked milestone payment, all located in Australia, from a private Australian group, for cash consideration of up to A$4,700,000. A number of royalties in the portfolio are subject to rights of first refusal, which are typical for the transfer of royalties of this nature. Closing of the transaction is expected to occur prior to the end of Q1 2024.

3

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

Quarterly Dividends Declared and Paid

On March 13, 2023, the Board of Directors of the Company declared a quarterly dividend of $0.011 per common share payable on April 14, 2023 to shareholders of record as of the close of business on March 31, 2023.

On May 10, 2023, the Board of Directors of the Company declared a quarterly dividend of $0.011 per common share payable on July 14, 2023 to shareholders of record as of the close of business on June 30, 2023.

On August 10, 2023, the Board of Directors of the Company declared a quarterly dividend of $0.011 per common share payable on October 13, 2023 to shareholders of record as of the close of business on September 29, 2023.

On November 8, 2023, the Board of Directors of the Company declared a quarterly dividend of $0.011 per common share payable on January 12, 2024 to shareholders of record as of the close of business on December 29, 2023.

Royalty Acquisitions

Australian Royalty Portfolio Acquisition1

On September 12, 2023, the Company announced that it completed the acquisition of a portfolio of nine advanced development and exploration-stage royalties in Australia. Pursuant to the terms of the royalty sale and purchase agreement, the aggregate purchase price consisted of (i) cash consideration of A$6,750,000, and (ii) non-cash consideration being Vox providing ongoing royalty-related services to the vendor from Vox’s proprietary database of royalties. Transaction highlights include:

•	Addition of nine Australian royalties in Western Australia and Northern Territory, heavily weighted to gold and copper;
•	Potential for near-term production from the Red Hill brownfields gold discovery operated by Northern Star Resources Ltd (“Northern Star”);
•	Further production potential from the past-producing Horseshoe Lights copper-gold project, with evaluation of historic Direct Ship Ore copper stockpiles to unlock early cashflow opportunities ongoing;
•	Strengthens Vox’s proportion of royalty assets located in lower risk political jurisdictions of Australia, Canada and USA, totalling more than 80% of all royalty assets; and
•	The Red Hill gold royalty historically generated A$7,064,196 of royalty revenue for the previous royalty owner from past production between 2003 and 2008, when gold prices were approximately $400/oz to $700/oz, with peak annual royalty revenue of A$2,633,510 in FY2007 from production by previous operator Barrick Gold Corporation of 1,445,293 tonnes @ 1.86g/t for 81,159 ounces recovered.

Plutonic East

On October 18, 2023, Vox completed the acquisition of a pre-production gold royalty over a portion of the Plutonic Gold Mine complex in Western Australia. The Plutonic East gold royalty is a sliding scale tonnage royalty, based on grade and ore type. Pursuant to the terms of the royalty sale and purchase agreement, Vox paid the royalty seller A$1,250,000 in cash on closing. Transaction highlights include:

•	Timing of acquisition coincides with Catalyst Metals Ltd’s (“Catalyst”) recent consolidation of the Plutonic Gold Belt, which is expected to unlock significant synergies according to Catalyst;
•	Catalyst has disclosed that it expects to release an updated resource and reserve estimate, and subsequently commence mining in 2024 or 2025;
•	The royalty covers 11 mining leases adjacent to the Plutonic mill, and covers the majority of the Plutonic East underground mineral resource based on Vox management assessment; and
•	The royalty area is relatively underexplored below 100m depth, according to Catalyst.

Hawkins

On December 22, 2023, Vox completed the acquisition of a 0.5% NSR royalty on the Hawkins Gold Exploration Project in Ontario, Canada. Pursuant to the terms of the royalty sale and purchase agreement, Vox paid the royalty seller C$100,000 in cash on closing.

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1 See “Third-Party Market and Technical Information” at the end of this MD&A for additional technical references on the Red Hill and Horseshoe Lights Resource estimates.

4

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

Milestone payments

On January 24, 2023, the Company issued 215,769 common shares as a second milestone payment relating to the Canadian gold portfolio it acquired on June 3, 2022, for total consideration of $495,446.

On November 24, 2023, the Company issued 948,448 common shares as a single milestone payment relating to the Janet Ivy gold royalty acquired on March 29, 2021, for total consideration of $1,963,315. The milestone payment became due upon cumulative royalty receipts from Janet Ivy exceeding A$750,000.

On December 13, 2023, the Company issued 175,660 common shares as a final milestone payment relating to the Canadian gold portfolio acquired on June 3, 2022, for total consideration of $362,693.

Credit Facility

On January 16, 2024, Vox entered into the Facility. The key terms of the Facility include:

•	$15 million senior secured Facility;
•	Additional $10 million Accordion;
•	Secured against the assets of the Company;
•

Interest rate of Secured Overnight Financing Rate plus 2.50% to 3.50%. The overall interest rate varies based on the Company’s leverage ratio, defined as net indebtedness to EBITDA, with the lower end of 2.5% applicable to a leverage ratio of < 1.0x and increasing to the higher end of 3.5%, as the leverage ratio exceeds 2.5x;

•	Facility has flexibility to be drawn and repaid, with the undrawn portion subject to a standby fee of 0.5625% to 0.7875% per annum based on the undrawn amount;
•	One-time arrangement fee of 0.50% and two-year upfront fee of 0.25% per annum on the total Facility amount, being $150,000 in the aggregate;
•	The Facility will be available for general corporate purposes, acquisitions and investments; and
•	Matures on December 31, 2025 with Vox being able to request one-year extensions to the maturity date.

Normal Course Issuer Bid

On November 15, 2022, the Company renewed its normal course issuer bid (“NCIB”), allowing the Company to repurchase for cancellation, up to 2,229,697 common shares during the period November 21, 2022 to November 20, 2023. The Company did not repurchase any common shares under its NCIB during the year ended December 31, 2023.

Royalty Portfolio Updates2

During the year ended December 31, 2023, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s royalty assets.

Key development news for the year is summarized as follows by project:

Red Hill (Development – Australia) – 4% GRR

In November 2023, Northern Star, as part of a portfolio-wide exploration and development update, flagged Red Hill as a Feasibility-stage deposit that could provide open pit material to the Fimiston Processing Plant, which has a current capacity of 13Mtpa, and following the completion of the A$1.5B KCGM Mill Expansion Project, is expected to expand to a steady-state capacity of 27Mtpa. Drilling at Red Hill continued to improve resource confidence, with two diamond drill rigs onsite supporting geotechnical and metallurgical work.

Mt Ida (Construction – Australia) – 1.5% NSR after the first 10,000oz of cumulative gold production

In June 2023, as part of its website updates, Aurenne Group Pty Ltd. announced that the newly constructed Mt Ida Gold Processing Plant is a 1.5Mtpa Carbon in Leach plant that was commissioned by GR Engineering Limited in April and May 2023.

Bowdens (Development – Australia) – 0.85% GRR on main orebody and 1.0% GRR on regional land package

•	On January 30, 2023, Silver Mines Limited (“Silver Mines”) announced that it is continuing a 15,000m program of diamond drilling at the Bowdens Silver Project and 3,000m of regional exploration drilling into the first half 2023.

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2 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

5

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

•	On March 31, 2023, Silver Mines announced that the Bowdens Silver Project mineral resource estimate[3] for all categories has been upgraded as follows:
o

Compared to the September 2017 mineral resource estimate, the March 2023 mineral resource estimate represents a 50% increase in total Measured & Indicated tonnes and an 87% increase in total Inferred tonnes;

o	The revised March 2023 mineral resource estimate at a 30g/t silver equivalent (“AgEq”) cut-off grade is:
■	Measured: 107Mt @ 68g/t AgEq for 235Moz contained silver equivalent, or 40g/t Ag, 0.36% Zn, 0.25% Pb, 0.03g/t Au for 137Moz contained silver.
■	Indicated: 50Mt @ 55g/t AgEq for 88Moz contained silver equivalent, or 20g/t Ag, 0.38% Zn, 0.26% Pb, 0.09g/t Au for 33Moz contained silver.
■	Inferred: 43Mt @ 62g/t AgEq for 73Moz contained silver equivalent, or 14g/t Ag, 0.39% Zn, 0.29% Pb, 0.13g/t Au for 19Moz contained silver.
o	The mineral resource estimate also includes a maiden gold resource estimate (at a 0.2g/t gold cut-off) of:
■	Measured: 3.5Mt @ 76g/t AgEq or 0.31g/t Au, 18g/t Ag, 0.46% Zn, 0.30% Pb for 35Koz contained gold.
■	Indicated: 6.0Mt @ 71g/t AgEq or 0.31g/t Au, 12g/t Ag, 0.46% Zn, 0.31% Pb for 61Koz contained gold.
■	Inferred: 9.5Mt @ 75g/t AgEq or 0.31g/t Au, 11g/t Ag, 0.50% Zn, 0.41% Pb for 96Koz contained gold.
o	The updated mineral resource estimate will be used to optimize open-cut mine studies and drive mineral resource to ore reserve conversion.
•	On April 3, 2023, Silver Mines announced that the Bowdens silver project has been approved by the Independent Planning Commission of New South Wales to proceed with development and production of the project, subject to conditions of consent.
•	On October 31, 2023, Silver Mines announced progress on an optimisation study at Bowdens (scheduled for completion in early 2024):
o

The company has also been undertaking a Scoping Study for potential underground mining scenarios beneath the planned approved open pit development (currently on hold pending the main optimisation program).

o	Silver Mines also completed a native title agreement with the Warrabinga-Wiradjuri #7 native title claim, leading to completion of the “Right to Negotiate” process.
•	On November 30, 2023, Silver Mines announced a final investment decision for the project expected mid-2024, with potential development commencing in late 2024.
•	On December 14, 2023, Silver Mines announced drilling results at Bowdens, extending mineralisation:
o

High-grade mineralisation intersected at the Southern Gold Zone and Bundarra Zone, with the Bowdens project extents estimated as greater than 1,100m (>650m vertical depth), 1,100m strike and continuing to grow with further drilling down-plunge.

o	An updated mineral resource estimate is due for completion in early 2024.

Limpopo (Feasibility – South Africa) – 1% GRR (Dwaalkop Project) and 0.704% GRR (Messina Project)

On April 24, 2023, as part of its annual resource and reserve statement, Sibanye Stillwater Ltd. announced that:

•	Its attributable mineral resource estimate[4] for Limpopo as of December 31, 2022, is as follows:
o	Measured: 1.8Mt @ 4.2g/t for 0.2Moz PGM (0.3Moz on 100% basis).
o	Indicated: 80.0Mt @ 4.1g/t for 10.5Moz PGM (17.6Moz on 100% basis).
o	Inferred: 70.9Mt @ 4.0g/t for 9.2Moz PGM (14.2Moz on 100% basis).
•

The Baobab property has the full surface and underground infrastructure to support a mining rate of 90,000tpm. It has a vertical shaft to a depth of 450m. There is a 90,000tpm concentrator on the property. The Limpopo Baobab property was a producing operation that reached a maximum extraction rate of 75,000tpm before being placed on care and maintenance in early 2009. The concentrator plant is currently being leased to Anglo American Platinum.

South Railroad (Feasibility – United States of America) – 0.633% NSR plus advance minimum royalty payments

•	On February 8, 2023, Orla Mining Ltd. announced the following project updates for South Railroad:
o

The resumption of exploration activities in mid-2022 resulted in promising drill results from multiple satellite oxide mineralized zones and targets across the 21,000-hectare South Railroad land package, with notable Reverse Circulation (“RC”) drilling results from the royalty linked deposits Pinion SB, Jasperoid Wash and POD.

o	In total, 10,573m of drilling (9,796m of RC in 61 holes and 777m of core in 7 holes) were completed at South Railroad in 2022, focused on oxide resource definition and expansion at multiple targets.
o	A $10 million exploration budget is planned for South Railroad in 2023, which would include approximately 22,400m of drilling (16,500m of RC drilling and 5,900m of core).
•	On October 16, 2023, Orla provided an update on the South Railroad project as part of their third quarter results:
o	Completed the first full year of exploration at South Railroad, following Orla’s acquisition of Gold Standard Ventures in 2022.
o	Drilling in the quarter focused on infill drilling to support upgrading resources, as well as testing the pit extension potential.

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3 See “Third-Party Market and Technical Information” at the end of this MD&A for additional technical references on the Bowdens mineral resource estimate.

4 See “Third-Party Market and Technical Information” at the end of this MD&A for additional technical references on the Limpopo mineral resource estimate.

6

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

Sulphur Springs (Feasibility – Australia) – A$2.00/t PR (capped at A$3.7M) and a $0.80/t PR on Kangaroo Caves (part of the combined project)

•	On January 19, 2023, Develop Global Limited (“Develop”) announced the following project updates for Sulphur Springs:

o	The Sulphur Springs Project has all the required approvals that allow for full regulatory implementation of the mine development and operation.
o

The updated Sulphur Springs Resource paves the way for an increased reserve estimate, optimized mine development plan, revised project costings and the ability to explore numerous funding options, which are all currently underway by the recent key personnel appointments.

o	Develop completed a 15-hole (5,584m) RC exploration drilling program at the Sulphur Springs and Kangaroo Caves deposits.

•	On June 2, 2023, Develop announced that:

o	Metallurgical test work shows ~1.75Mt of material previously classified as transitional material can be reclassified as fresh material.
o	The additional fresh material is expected to add significant upside to the economics of Sulphur Springs because it will result in the production of more marketable/saleable concentrates.
o	The increase in fresh material in the resource estimate will form part of the revised economic study and updated reserve estimate.

•	On June 30, 2023, Develop released an updated Feasibility Study with the following highlights:

o	Pre-tax NPV5 of A$523M and a pre-tax internal rate of return (“IRR”) of 34% and upfront capital requirement of A$296M.
o	New mine plan based on underground mining first, reducing the upfront mining capital required and enabling the metallurgically-superior fresh material in the mineral reserves to be accessed earlier.
o

Average annual production for years 1 – 4 of 80.8Ktpa Zinc metal and 16.4Kt of Copper metal in payable streams and life of mine payable metal of 490Kt zinc and 83Kt copper within concentrate grades of 52% Zinc and 23% Copper.

•	On October 26, 2023, Develop’s quarterly activity report stated the following:

o	A structural mapping and geochemical sampling was performed at the Breakers Prospect.
o	Assay results identified a >1km trend of vein-hosted copper mineralization, with results up to 30.5% Cu, 10.8% Pb and 507 g/t silver and 2.8g/t gold on the margin of the Archean Strelly Granite.

Lynn Lake (MacLellan) (Feasibility – Canada) – 2% GRR (post initial capital recovery)

•	On March 6, 2023, Alamos Gold Inc. (“Alamos”) announced that the federal Environmental Impact Assessment for the Lynn Lake Gold Project has been completed, a positive decision statement has been issued by the Minister of Environment and Climate Change Canada, and an updated Feasibility Study is expected to be completed during the first half of 2023.

•	On August 2, 2023, Alamos announced the following outcome of an optimized Feasibility Study[5] at Lynn Lake:

o

Average annual gold production of 207,000 ounces over the first five years and 176,000 ounces over the initial 10 years. The 10-year average represents a 23% increase over the annual average of 143,000 ounces in the 2017 Study;

o

Average mine-site all-in sustaining costs of $699/oz over the first 10-years and $814 per ounce over the life of mine. Average mine-site all-in sustaining costs decreased 6% from the 2017 Lynn Lake Feasibility Study (“2017 Study”) over the initial 10-years with economies of scale provided by the larger operation, and higher average grades, more than offsetting cost inflation;

o	17 year mine life, up from 10 years in the 2017 Study;
o

Detailed engineering 55% complete; basic engineering 100% complete, EIS approval and Provincial licenses received in March 2023 with requirements outlined through the permitting process incorporated into the 2023 study;

o	Attractive economics with significant long-term exploration upside potential:

■	After-tax NPV5 of C$428 million (base case gold price assumption of US$1,675 per ounce) with an after-tax IRR of 17%; and
■	After-tax NPV5 of C$670 million, and an after-tax IRR of 22%, at current gold prices of approximately US$1,950 per ounce.

Goldlund (Pre-Feasibility - Canada) – 1% NSR (>50m shaft collar depth)

On February 22, 2023, Treasury Metals Inc. (“Treasury”) announced the following Pre-Feasibility Study (“PFS”) results for the Goliath Gold Complex6, which includes the Goldlund gold project:

•	Post-tax NPV5 of C$336 million and post-tax internal rate of return of 25.4%, using a long-term gold price of $1,750 per ounce and a USD/CAD exchange rate of $1.00 to C$1.34.

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5 See “Third-Party Market and Technical Information” at the end of this MD&A for additional technical references on the Lynn Lake Feasibility Study.

6 See “Third-Party Market and Technical Information” at the end of this MD&A for additional technical references on the Goldlund PFS.

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Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

•	Average annual production increased from 79,000oz to 90,000oz per year, with peak production increasing from 119,000oz to 128,000oz (year two), compared to the 2021 Preliminary Economic Assessment (“PEA”) for the project.
•	Expected total ounces to be produced has increased from 1.065 million ounces to 1.175 million ounces, with increased production in the first nine years of mine life based on Proven and Probable mineral reserve of 1.3 million ounces gold (30.3 million tonnes @ 1.3 g/t Au).
•	Estimated initial capital of C$335 million, which includes a 30% increase to process plant capacity (compared to the PEA), with life of mine capital of C$552 million including closure costs and salvage values and a post-tax payback period of 2.8 years.
•	Cash costs of $820/oz, All-In Sustaining Costs of $1,008/oz and annual EBITDA and free cash flows of C$145 million and C$106 million, respectively, over the first five years of production.
•	Optimization work to commence to unlock further value as Treasury moves toward a Feasibility Study.

Pedra Branca (PEA – Brazil) – 1% NSR

•	On March 14, 2023 and April 21, 2023, ValOre Metals Corp. (“ValOre”) announced that they entered into a definitive agreement to sell its 100% interest in the Angilak uranium project. Valore intends to use the ~C$3.6M net proceeds from the sale of the Angilak project to conduct mineral exploration at Pedra Branca and for general working capital purposes.
•	On May 29, 2023, ValOre announced:
o	Fully funded and permitted two-rig 5,000-metre Phase 1 core drilling program to commence early June 2023;
o	The drilling program is intended to test four high priority pipeline targets which were advanced through 2022 exploration but not included in the 2022 NI 43-101 Resource Estimate(3)
o	Resource expansion potential will also be tested along strike and at depth at the Massapê PGE Deposit, which remains open in all directions; and
o	The goal of drilling program is to add new zones and to expand existing deposits which form part of the March 24, 2022, NI 43-101 Inferred resource at Pedra Branca.
•	On October 30, 2023, ValOre announced final assay results from Trapia 1 for Phase 1 of the Pedra Branca drill program. A total of 1,326m were drilled, with PGEs intersected in all holes, extending mineralization 400m outside of the 2022 resource pit.
•	On November 20, 2023, ValOre announced the start of a comprehensive metallurgical testwork program at Pedra Branca, with the aim to develop a flowsheet to treat palladium-platinum bearing and optimizing other processes.
•	On December 11, 2023, ValOre announced assay results from the Salvador target, defining nickel-copper mineralization at four drillholes.

Kookynie (Development – Australia) – A$1/tonne production royalty on part of the Kookynie gold project

On July 3, 2023, Genesis Mineral Limited (“Genesis”) announced7 that:

•

Maiden Probable Reserves for the Puzzle Group declared of 2,700Kt @ 1.3g/t for 110,000oz at a gold price of A$2,300/ounce and cutoff grade of 0.7g/t; of which management anticipates approximately 2,100Kt are covered by the Kookynie (Consolidated Gold) royalty and 600Kt covered by the Kookynie (Melita) royalty;

•	Puzzle Group resource estimate:
o

A mineral resource update for the Puzzle and Puzzle North deposits (collectively referred to as the “Puzzle Group”) has been completed to incorporate the results of the drilling program carried out by Genesis during 2021 and 2022, with Indicated Resources now at 6,700Kt @ 1.1g/t for 230,000oz gold and Inferred Resources at 2,000Kt @ 0.9 g/t for 57,000oz gold;

o

The additional drilling and resource update has provided increased confidence in the grade and continuity of the extremities of the Puzzle mineralisation and defined the limits of mineralisation at Puzzle North;

o

Open pit mining was carried out at Puzzle between 1995 and 1997 by previous operators. Production of 500,000t at 2.0g/t Au (31,000 oz) was reported. No previous mining has occurred at Puzzle North which was discovered by Genesis in 2021; and

•	Metallurgical Assumptions:
o

Metallurgical test work has been carried out as part of the PFS at the Puzzle Group, confirming that the ore is amenable to conventional cyanide leaching. Ongoing test work by Genesis has confirmed gold recoveries from primary ore is expected to be ~90% to 95%.

Horseshoe Lights (Development – Australia) – 3% NSR

On October 31, 2023, Horseshoe Metals Limited (“Horseshoe”) reported the following:

•	Horseshoe continued to evaluate historic stockpiles and is pursuing a strategy to generate early cash flow from the sale of existing high-grade surface stockpiles for the development of the project.
•	Various samples assayed up to 40.3% copper, and offtake negotiations have commenced, including potential offtake agreements.

___________________________

7 See “Third-Party Market and Technical Information” at the end of this MD&A for additional technical references on the Puzzle Group resource estimate and probable reserves.

8

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

Otto Bore (Production – Australia) - 2.5% NSR (applicable to production between 42koz – 100koz)

On November 21, 2023, Northern Star provided a portfolio-wide exploration update stating that Otto Bore is expected to be Thunderbox feed in 2024 and 2025.

Outlook8

2023 Guidance

The operational performance of the Company’s portfolio during the year was generally in line with our expectations. On April 27, 2023, Vox estimated that 2023 royalty revenue guidance would be in the range of $11 million to $13 million. For the year ended December 31, 2023, Vox’s royalty revenue exceeded the midpoint of the range, totalling $12,310,594.

2024 Guidance

For 2024, Vox estimates royalty revenue to total $11 million to $13 million.

Our 2024 outlook on royalty revenue is based on publicly available information of the owners or operators of projects on which we have a royalty interest and which we believe to be reliable. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, if available, or use our own best estimate. Achievement of the 2024 royalty revenue guidance above is subject to risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual royalty revenues for 2024 will be in the range set forth above. In addition, we may or may not revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected, and our share price may decline.

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalties, Vox management believes that there may be opportunities to maximize the value of its assets through (i) the sale, assignment or transfer of certain royalties, or the right to acquire certain royalties, to third parties, (ii) the licensing of certain intellectual property, such as non-core mineral royalty data contained in the Company’s MRO database, or (iii) other strategic opportunities, with or without third party involvement. Vox is committed to maximizing per share shareholder value and will consider creative opportunities to achieve this commitment as the royalty and streaming sector evolves.

Asset Portfolio

As of the date of this MD&A, Vox owns 66 royalty assets spanning seven jurisdictions, including 48 royalty assets in Australia and 11 in North America.

During the year, Vox reduced its asset count for the following:

•	In Q1 2023:
o

Vox held an option to acquire a royalty over certain early-stage properties in the State of Montana at any time prior to January 11, 2023. Vox did not elect to exercise its option prior to the expiry date.

•	In Q2 2023:
o	The Company’s Segilola royalty reached its $3.5M revenue cap, achieving a total multiple on invested capital of approximately 5x from acquisition in 2020.
o

The Company became aware that the operator of the Alce exploration project did not renew the relevant mining claims and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the Alce royalty as of June 30, 2023, and the carrying value of the investment of $500,000 has been reduced to $nil. As such, this royalty has been removed from the portfolio table.

_________________________

8 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

9

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

•	In Q4 2023:
o

The Company became aware that the operator of the Jaw, Phoebe, Cart and Colossus exploration projects did not renew all or substantially all of the relevant mining claims and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the four royalties as of December 31, 2023, and the carrying value of the investment of $1,000,000 has been reduced to $nil. As such, these four royalties have been removed from the portfolio table.

o

A subsidiary of the Company entered into an agreement to relinquish its equity interests in MCC Canadian Gold Ventures Inc., a condition of which included the subsidiary relinquishing its rights to a royalty and stream held over the Yellow Giant Project in British Columbia, Canada. The Company had been carrying the investment at $nil since fiscal 2018.

•	Subsequent to Q4 2023:
o

The Company has filed a statement of claim in the Supreme Court of Western Australia against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects. Pursuant to the original agreement signed with the operator on July 15, 2021, if any of the four exploration projects became relinquished within three years of signing the original agreement, the operator must promptly provide Vox with a replacement royalty for each relinquished royalty and with each replacement royalty having a value of at least $250,000. To the extent Vox is granted one or more replacement royalties, the Company expects to reverse up to $1,000,000 of the Q4 2023 impairment charge, which would increase net income by the equivalent amount.

The following table summarizes each of Vox’s royalty assets as of the date of this MD&A:

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Producing	Northern Star Resources Ltd.
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron ore	Australia	Producing	Mineral Resources Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron ore	Australia	Producing	Mineral Resources Limited
Brauna	0.5% GRR	Diamonds	Brazil	Producing	Lipari Mineração Ltda. (subject to potential business combination transaction with Golden Share Resources Corp.)
Higginsville (Dry Creek)	A$0.87/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Producing	Karora Resources Inc.
Red Hill	4.0% GRR	Gold	Australia	Development	Northern Star Resources Ltd.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Pty Ltd.
Bulong	1.0% NSR	Gold	Australia	Development	Black Cat Syndicate Limited
South Railroad	0.633% NSR + advance royalty payments	Gold	USA	Development	Orla Mining Ltd.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Horseshoe Lights	3.0% NSR	Gold, copper	Australia	Development	Horseshoe Metals Ltd.
Limpopo (Dwaalkop)	1.0% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.

10

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Goldlund	1.0% NSR (>50m depth from shaft collar)	Gold	Canada	Development	Treasury Metals Inc.
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Development	China Minmetals/ Jiangxi Copper
British King	1.25% NSR	Gold	Australia	Development (Care & Maintenance)	Central Iron Ore Ltd
Brightstar Alpha	2.0% GRR	Gold	Australia	Development (Care & Maintenance)	Brightstar Resources Limited
Plutonic East	Sliding scale A$0.40/tonne to A$3.50/tonne	Gold	Australia	Development	Catalyst Metals Ltd.
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Development	ValOre Metals Corp.
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Mt. Moss	1.5% NSR	Base metals and silver	Australia	Development (Care & Maintenance)	Mt Moss Mining Pty Ltd.
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (40% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Brits(3)	1.75% GSR (or ~C$1.09/tonne annual cap)	Vanadium	South Africa	Development	Bushveld Minerals Limited
Montanore	$0.20/ton	Silver, copper	USA	Development	Hecla Mining Company
Kenbridge	1.0% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Development	Tartisan Nickel Corp.
Cardinia (Lewis deposit)	1% GRR (>10koz)	Gold	Australia	Development	Genesis Minerals Ltd.
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Development	Genesis Minerals Ltd.
Abercromby Well	2.0% NSR x 10% interest (>910klb U3O8 cumulative production	Uranium	Australia	Development	Toro Energy Limited
Hawkins	0.5% NSR	Gold	Canada	Exploration	E2 Gold Inc.
Ashburton	1.75% GRR (>250Koz)	Gold	Australia	Exploration	Kalamazoo Resources Limited (subject to A$33M option to De Grey Mining Ltd)
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Abitibi Metals Corp.
Kelly Well	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
New Bore	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
Millrose	1.0% GRR	Gold	Australia	Exploration	Northern Star Resources Ltd.
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Exploration	Metalicity Limited & Genesis Minerals Ltd
Kookynie (Wolski)	A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Exploration	Zygmund Wolski

11

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources Ltd.
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
Merlin	0.75% GRR (>250Koz)	Gold	Australia	Exploration	Black Cat Syndicate Limited
Electric Dingo	1.75% GRR (>250Koz)	Gold	Australia	Exploration	Black Cat Syndicate Limited
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Bulgera	1.0% NSR	Gold	Australia	Exploration	Norwest Minerals Limited
Comet Gold	1.0% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd.
Mount Monger	1.0% NSR	Gold	Australia	Exploration	Mt Monger Resources Ltd.
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newmont Corporation
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Thaduna	1.0% NSR	Copper	Australia	Exploration	Sandfire Resources Limited
Glen	0.2% FOB RR	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Anthiby Well	0.25% GRR	Iron ore	Australia	Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2.0% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Exploration	Corazon Mining Ltd.
Estrades	2.0% NSR	Gold, zinc	Canada	Exploration	Galway Metals Inc.
Opawica	0.49% NSR	Gold	Canada	Exploration	Imperial Mining Group Ltd.
Pilbara	1.5% FOB (to 20Mt), 0.5% FOB (to 35Mt) then 0.1% FOB + 1% GRR (non iron ore)	Iron ore	Australia	Exploration	Fortescue Metals Group Ltd.
Mt Samuel	2.0% NSR	Gold, copper, bismuth	Australia	Exploration	Emmerson Resources Limited
True Blue	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Tinto	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Aga Khan	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
The Trump	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$0.87/gram gold ore milled, as at February 8, 2024.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	Covers the Uitvalgrond Portion 3 of the Brits project and not all reserves disclosed by Bushveld Minerals Limited.
(4)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).

Summary of Annual Results

The following selected historical financial data was prepared under IFRS:

	December 31, 2023	December 31, 2022	December 31, 2021
	$	$	$
Statement of income (loss)
Revenues	12,310,594	8,508,105	3,651,717
Gross profit	9,978,660	6,664,087	2,679,125
Operating expenses	8,249,712	6,214,749	5,990,417
Net income (loss)	(101,112)	328,179	(4,132,019)
Basis earnings (loss) per share	(0.00)	0.01	(0.11)
Diluted earnings (loss) per share	(0.00)	0.01	(0.11)
Dividends declared per share	0.044	0.02	-

Statement of Financial Position
Total assets	52,706,609	41,805,456	27,305,421
Total non-current liabilities	4,878,989	3,416,712	4,666,998

Statement of Cash Flows
Net cash flows from operating activities	5,271,090	2,047,169	768,346
Net cash flows used in investing activities	(5,332,731)	(2,640,222)	(9,353,630)
Net cash flows from (used in) financing activities	5,250,936	(395,280)	10,643,058

12

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Operating results herein are discussed primarily with respect to the comparable period in the prior year. The “12M 2023” refers to the twelve-month period ended December 31, 2023 and the “comparable period” or “12M 2022” refers to the twelve-month period ended December 31, 2022.

Revenue

Revenue for 12M 2023 was $12,310,594 compared to revenue of $8,505,105 in the comparable period. 12M 2023 revenue growth was largely driven by:

•	Royalty revenue from the Wonmunna iron ore royalty, which was acquired on May 26, 2022 and did not contribute to revenue in the comparable period until the date of acquisition;
•	Inaugural revenue from the Kookynie gold royalty in Q3 2023, triggered by a maiden mineral reserves discovery payment linked to the Puzzle Group gold deposits;
•	Continued ramp-up of production at the Janet Ivy gold project in Western Australia, after recent completion of the Binduli North heap leach expansion project; offset with
•	The Segilola gold royalty successfully reaching its $3.5M revenue cap in Q2 2023.

In the comparable period, the Company also realized an additional $1,208,918 of royalty receipts, which was recorded to royalty, stream and other interests on the balance sheet. The portion of Wonmunna revenue relating to the period April 1, 2022 to May 25, 2022, representing the period prior to Vox’s acquisition date of the royalty asset, was capitalized as an offset to the acquisition purchase price of the Wonmunna royalty on May 26, 2022.

Operating Expenses

Operating expenses for 12M 2023 were $8,249,712, up from $6,214,749 in 12M 2022. The increase in expenditures was primarily related to the following:

•

Impairment charges on the Alce, Phoebe, Cart, Jaw and Colossus exploration royalties in Peru during the period of $1,500,000, as discussed under the Asset Portfolio section, offset with the impairment reversal on the British King gold royalty during the period of $250,000, as discussed in Note 5 of the consolidated financial statements;

•	Increase in professional fees expenditures during the period of $272,899. The increase is primarily a result of the Company’s secondary listing on the Nasdaq, which commenced in October 2022;
•	Increase in salaries and director fees of $130,255;
•	Increase in share-based compensation of $608,405 during the period, primarily due to the June 5, 2023 grant of restricted share units to directors and management of the Company;
•	Reduction in TSX uplisting expenses for the period vs. Nasdaq listing costs during the comparable period of $214,547;
•	Reduction in corporate administration fees during the period of $71,865;

Other Income

Other income for the period was $683,998 down from $1,346,742 in the comparable period. The decrease in income was primarily related to the following:

•	In 12M 2022, Vox recorded a realized loss on the sale of common shares held in Electric Royalties Ltd. (“Electric”) of $604,574;

13

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

•	Income related to the fair value change in warrants of $445,216 during 12M 2023 vs. $2,200,312 in the comparable period. The decrease in income during the period was primarily a result of (i) a lower share price of the Company at the end of the year vs. the beginning of the year, along with (ii) the expiry of 2,289,667 warrants in May 2023, and (iii) a shorter timeline to expiry date for the remaining warrants outstanding;
•	Increase in interest income earned on cash balances during the period of $315,985; and
•	Reduction in foreign exchange expense during the period of $171,793.

Income Tax Expense

During the period, the Company recorded a current income tax expense of $626,500 vs. $219,406 in 12M 2022. In addition, the Company recorded a deferred income tax expense of $1,887,558 vs. $1,248,495 in the comparable period. The increase in income tax expenses for the period is a result of (i) taxes attributable to the Koolyanobbing iron ore royalty and the inaugural revenue from the Kookynie gold royalty, and (ii) the change in taxable temporary differences arising from the Company’s royalty, stream and other interests.

Net Loss

The net loss for 12M 2023 was $101,112 vs. net income of $328,179 in the comparable period. On a per share basis, the basic and diluted loss per share for 12M 2023 was $0.00 vs. income of $0.01 in the comparable period. The net income (loss) for each of the periods is from the results of operations discussed above.

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
	$	$	$	$	$	$	$	$
Statement of income (loss)
Revenue	2,997,426	3,514,929	2,217,384	3,580,855	2,104,758	3,181,574	1,750,754	1,471,019
Gross profit	2,072,497	3,109,818	1,831,488	2,964,857	1,591,909	2,463,007	1,444,878	1,164,293
Operating expenses	2,667,645	1,210,962	2,349,226	2,021,879	1,602,867	1,683,196	1,476,025	1,452,661
Net income (loss)	(417,962)	1,046,532	(48,443)	(681,239)	52,062	83,940	432,569	(240,392)
Earnings (loss) per share – basic and diluted	(0.01)	0.02	(0.00)	(0.02)	0.00	0.00	0.01	(0.01)
Dividends declared per share	0.011	0.011	0.011	0.011	0.01	0.01	0.00	0.00

Statement of Financial Position
Total assets	52,706,609	50,720,916	47,945,297	43,236,735	41,805,456	41,439,314	39,805,541	27,008,128
Total non-current liabilities	4,878,989	4,697,461	4,135,514	3,595,516	3,416,712	3,295,832	2,784,804	4,265,101

Statement of Cash Flows
Cash flows from (used in) operating activities	2,341,781	1,359,501	1,069,791	500,017	1,695,717	966,106	(209,829)	(404,825)

Three Months Ended December 31, 2023 Compared to the Three Months Ended December 31, 2022

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q4 2023” refers to the three-month period ended December 31, 2023 and the “comparable quarter” or “Q4 2022” refers to the three-month period ended December 31, 2022.

Revenue

Revenue for Q4 2023 was $2,997,426 compared to revenue of $2,104,758 in the comparable quarter. Q4 2023 revenue growth was largely driven by:

•	Increased royalty revenue from Wonmunna and Koolyanobbing iron ore royalties due to stronger iron ore prices;
•	Continued ramp up of production at the Janet Ivy gold project in Western Australia, after recent completion of the Binduli North heap leach expansion project; offset with
•	The Segilola gold royalty reaching its $3.5M revenue cap in Q2 2023, resulting in $nil revenue generated in Q4 2023

Operating Expenses

Operating expenses for the quarter were $2,667,645, up from $1,602,867 in the comparable quarter. The increase in expenditures was primarily related to the following:

•

Impairment charges of $1,087,206 during the period vs. $nil in the comparable period. Impairment charges were primarily related to the Phoebe, Cart, Jaw and Colossus exploration royalties in Peru during the period of $1,000,000, as discussed under the “Asset Portfolio” section of this MD&A;

•	Increase in professional fees expenditures during the period of $118,922. The increase is primarily a result of the Company’s secondary listing on the Nasdaq, which commenced in October 2022;
•	Increase in share-based compensation of $188,267 during the period, primarily due to the June 5, 2023 grant of restricted share units to directors and management of the Company;

14

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

•	Decrease in salaries and director fees of $191,498;
•	Reduction in TSX uplisting expenses for the period vs. Nasdaq listing costs during the comparable period of $97,371; and
•	Decrease in project evaluation expenses during the quarter of $100,970.

Other Income

Other income for the quarter was $366,184 vs. $96,862 in the comparable quarter. The increase in income was primarily related to the following:

•	Increase in interest income earned on cash balances during the period of $70,797; and
•	Increase in foreign exchange gain during the period of $157,599.

Income Tax Expense

During the quarter, the Company recorded a current income tax expense of $7,470 vs. recovery of $68,297 in the comparable quarter. In addition, the Company recorded a deferred income tax expense of $181,528 vs. $102,139 in Q4 2022. The increase in income tax expenses for the period is primarily a result of the change in taxable temporary differences arising from the Company’s royalty, stream and other interests.

Net Loss

The net loss for Q4 2023 was $417,962 vs. net income of $52,062 in the comparable quarter. On a per share basis, the basic and diluted loss per share was $0.01 for the current quarter vs. income per share of $0.001 in the comparable quarter. The net income (loss) for each of the periods is from the results of operations discussed above.

Three Months Ended December 31, 2023 Compared to the Other Quarters Presented

Revenue

Quarterly revenue in Q4 2021 was primarily driven by the Koolyanobbing iron ore royalty asset and the Dry Creek gold royalty asset. In December 2021, gold royalty revenue commenced from the Segilola gold royalty asset, and in May 2022, iron ore royalty revenue commenced from the Wonmunna iron ore royalty asset. On a relative basis, the Wonmunna royalty has performed consistently since it was acquired in May 2022. In Q2 2023, the Company’s Segilola royalty reached its $3.5M revenue cap, while the Janet Ivy gold heap leach project in Western Australia, which achieved first production in Q3 2022, has begun ramping up production. Lastly, in Q3 2023, Vox recognized inaugural revenue from the Kookynie gold royalty, triggered by a maiden mineral reserves discovery payment linked to the Puzzle Group gold deposits.

Operating Expenses

A key factor behind the increase in operating expenses in 2022 is the Company’s Nasdaq listing. In 2022, the Company incurred Nasdaq listing costs of $358,314. Vox commenced trading on the Nasdaq on October 10, 2022. In 2023, key drivers behind the increase in operating expenses include annual share-based compensation to management and directors in the form of RSU grants on June 5, 2023, fees related to the Company’s TSX graduation of $143,767, and impairment charges of $1,500,000 related to the Alce, Phoebe, Jaw, Cart and Colossus royalties, offset with an impairment reversal on the British King gold royalty during the period of $250,000, as discussed under the Asset Portfolio section.

Liquidity and Capital Resources

The Company’s working capital and liquidity position as at December 31, 2023 comprised current assets of $13,282,702, including cash and cash equivalents of $9,342,880. Set against current liabilities of $2,903,950, the Company has net working capital of $10,378,752. This compares to current assets of $6,770,247 and net working capital of $3,795,951 as at December 31, 2022.

Cash Flows From Operating Activities

Cash flows earned from operations in 12M 2023 were $5,271,090 vs. $2,047,169 in 12M 2022. The increase in cash flows from operations during the period is primarily a result of an increase in income from cash operating activities prior to non-cash working capital changes of $4,027,237 (which is primarily related to the increase in royalty revenue during the period), primarily offset by reductions in accounts payable and current income tax liabilities changes vs. the comparable period.

Cash flows earned from operations in Q4 2023 were $2,341,781 vs. $1,695,717 in Q4 2022. The increase in cash flows from operations during the period is primarily a result of an increase in income from operating activities prior to non-cash working capital changes of $1,231,260 (which is primarily related to the increase in royalty revenue during the quarter), offset by an increase in accounts receivable, and reductions in accounts payable and current income tax liabilities changes vs. the comparable quarter.

15

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

Cash Flows Used In Investing Activities

Cash flows used in investing activities in 12M 2023 were $5,332,731 vs. $2,640,222 in the comparable period. In the comparable period, the Company used $4,648,336 on the acquisition of royalties less $1,208,917 of pre-acquisition royalty revenues collected related to the Wonmunna royalty acquisition, increased restricted cash related to the Wonmunna royalty acquisition of $700,000, and earned proceeds of $1,545,925 on the sale of investments. In 12M 2023, the Company used $5,430,316 primarily on the acquisitions of an Australian gold royalty portfolio and the Plutonic East gold royalty, and decreased restricted cash by $162,490.

Cash flows used in investing activities in Q4 2023 were $921,686 vs. $720,812 in the comparable quarter. In Q4 2023, the Company used $941,712 primarily on the acquisitions of the Plutonic East and Hawkins gold royalties and decreased restricted cash by $32,185. In the comparable quarter, the Company used $467,492 primarily on (i) the acquisitions of the Cardinia, Estrades and Opawica gold royalties and (ii) a production-linked milestone payment related to the Koolyanobbing iron ore royalty asset. In addition, there was an offsetting payment of $205,359 related to the Wonmunna Q2 2022 quarterly iron ore revenue price adjustment.

Cash Flows Used In Financing Activities

Cash flows earned from financing activities for 12M 2023 were $5,250,936 vs. cash flows used in financing activities of $395,280 in the comparable period. During the period, the Company completed an underwritten public offering, including the exercise of the over-allotment, for gross proceeds of $8,349,000, net of share issue costs paid during the period related to the offering of $1,087,652, and paid dividends in the aggregate amount of $2,010,412. Cash flows used in financing activities during the comparable period included $454,214 to repurchase and cancel Vox common shares pursuant to its prior NCIB, paid dividends in the aggregate of $445,940, which were offset by proceeds of $532,422 received from the exercise of warrants.

Cash flows used in financing activities for Q4 2023 were $551,857 vs. $445,940 in the comparable period. In both periods, the cash used in financing activities was primarily related to dividends paid to shareholders of the Company.

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by third parties, nor does it hold any equities or other temporary investments of any kind on an interim basis.

The Company’s management believes current financial resources will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Vox’s long-term capital requirements are primarily affected by ongoing activities related to the acquisition or creation of royalties and streams. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties or streams, Vox may seek additional debt, including use of the Facility, as detailed in the “Highlights and Key Accomplishments” section of this MD&A, or equity financing, as necessary.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Commitments and Contingencies

As at December 31, 2023, the Company did not have any right-of-use assets or lease liabilities.

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the period ended December 31, 2023, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

SilverStream filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, in respect of the Titan assets. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. As at the date of this MD&A, the proceeding is ongoing.

The Company is committed to minimum annual lease payments for its premises, which renew on a quarterly basis, and certain consulting agreements, as follows:

2024
$
Leases	14,750
Consulting agreements	39,420
54,170

16

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)(3)	6,729,170
Brits(1)(4)	1,250,000
Bullabulling(2)(5)	680,553
Koolyanobbing(6)	340,277
El Molino(7)	450,000
Uley(1)(8)	149,722
Winston Lake(9)	75,609
Norbec & Millenbach(9)	18,902
9,694,233

(1)	The milestone payment(s) may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	The milestone payment may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election.
(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(5)

Milestone payments include: (i) A$500,000 upon the project operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(6)	Milestone payment due upon achievement of cumulative 5M dmt of ore processed.
(7)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(8)	Milestone payment due upon commencement of commercial production.
(9)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

The Company’s management believes current and expected future financial resources will be adequate to cover anticipated achieved milestone payments for the foreseeable future, that are required to be settled in cash.

Related Party Transactions

Related parties include the Company’s Board of Directors and management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transaction during the years ended December 31, 2023 and 2022.

Key management personnel compensation

The remuneration of directors and other members of key management personnel during the years ended December 31, 2023 and 2022 were as follows:

	December 31, 2023	December 31, 2022
	$	$
Short-term employee benefits	2,080,826	1,986,599
Share-based compensation	1,512,375	684,952

	3,593,201	2,671,551

Changes in Accounting Policies

Certain new accounting standards and interpretations have been published that were required to be adopted effective January 1, 2023. These standards did not have a material impact on the Company’s current or future reporting periods.

Amendments – IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

In 2021, the IASB issued narrow-scope amendments to IFRS Accounting Standards, including to IAS 1 and IAS 8. The amendments were made to help companies:

-	improve accounting policy disclosures so that they provide more useful information to investors and other primary users of the financial statements; and
-	distinguish changes in accounting estimates from changes in accounting policies.

17

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments to IAS 8 clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. The amendments to IAS 1 and IAS 8 are effective for annual reporting periods beginning on or after January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the consolidated financial statements. Management reviewed the accounting policies and made updates to the information disclosed in Note 2, in certain instances, in line with the amendments.

Recent Accounting Pronouncements

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2023. These standards, interpretations to existing standards and amendments, other than the amendments to IAS 1 presented below, are not expected to have any significant impact on the Company or are not considered material and are therefore not discussed herein.

Amendments – IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

-	the carrying amount of the liability;
-	information about the covenants; and
-	facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the “settlement” of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments are not expected to have a significant impact on the consolidated financial statements.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value.

As at December 31, 2023 and March 7, 2024, the issued and outstanding securities were as follows:

	March 7, 2024	December 31, 2023
	#	#
Common shares issued and outstanding	50,098,302	49,985,102
Warrants	6,407,883	6,407,883
Stock options	1,347,398	1,347,398
Restricted share units	1,803,382	952,018

Fully diluted common shares	59,656,965	58,692,401

Critical Accounting Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s material accounting policy information and estimates are disclosed in Notes 2 and 3 of the December 31, 2023 audited consolidated financial statements.

18

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the years ended December 31, 2023 and 2022.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and royalty receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its royalty receivable balances. The Company’s royalty receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and holding of cash and cash equivalents. As at December 31, 2023, the Company had cash and cash equivalents of $9,342,880 (December 31, 2022 - $4,174,654) and working capital of $10,378,752 (December 31, 2022 - $3,795,951).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at December 31, 2023, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income (loss) by $496,000.

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. None of the Company’s future revenue is hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious and base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income tax liabilities on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices): and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2023 and 2022, the Company does not have any financial instruments measured at fair value after initial recognition, except other liabilities, which are calculated using Level 3 inputs.

19

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at December 31, 2023

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Other liabilities	-	-	-	-

As at December 31, 2022

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Other liabilities	-	-	(601,715)	(601,715)

	-	-	(601,715)	(601,715)

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at December 31, 2023 and 2022. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the consolidated statements of income (loss).

	December 31, 2023	December 31, 2022
	$	$
Balance, beginning of year	601,715	3,327,672
Change in valuation of financing warrants	(445,216)	(2,200,312)
Share-based compensation recovery on PSUs	(156,499)	(525,645)

Balance, end of period	-	601,715

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. As at December 31, 2023, the capital structure of the Company consists of $44,923,670 (December 31, 2022 - $35,414,448) of total equity, consisting of share capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Company conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s DCP as of December 31, 2023. Based on this evaluation, the CEO and CFO concluded that the design and operation of the Company’s DCP were effective as of December 31, 2023.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

20

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2023 the Company’s internal control over financial reporting is effective and no material weaknesses were identified.

There were no changes to the Company’s internal controls over financial reporting during the year ended December 31, 2023 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenue, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties and streams and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflicts in Ukraine and Israel, and as well as those risk factors discussed in the section entitled “Risk Factors” in Vox’s AIF dated March 7, 2024 available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenue from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Vox disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

21

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this document.

Red Hill and Horseshoe Lights

(1)

Red Hill resource estimate – Northern Star Resources Limited Annual Mineral Resource and Ore Reserve Statement dated 4 May 2023:

https://www.nsrltd.com/investor-and-media/asx-announcements/2023/may/resources,-reserves-and-exploration-update

(2)	Northern Star Resources Limited Exploration Update, dated 15 November 2022: https://www.nsrltd.com/investor-and-media/asx-announcements/2022/november/exploration-update

(3)

Horseshoe Lights resource estimate – Horseshoe Metals Limited Quarterly Activities Report dated 31 July 2023:

https://horseshoemetals.com.au/wp-content/uploads/2023/08/Quarterly-Activities-Appendix-5B-Cash-Flow-Report.pdf

(4)

Horseshoe Lights resource estimate – Horseshoe Metals Limited Quarterly Activities Report dated 28 April 2023:

https://horseshoemetals.com.au/wp-content/uploads/2023/05/Quarterly-ActivitiesAppendix-5B-Cash-Flow-Report.pdf

(5)	Horseshoe Lights Scoping Study – Horseshoe Metals Limited announcement dated 19 December 2014: https://announcements.asx.com.au/asxpdf/20141219/pdf/42vlq3kwkq0971.pdf

Bowdens

The Bowdens resource estimate referred to in the “Royalty Portfolio Updates” section of this MD&A is derived from the release titled “UPDATED MINERAL RESOURCE ESTIMATE FOR BOWDENS SILVER DEPOSIT” was released by Silver Mines via ASX Announcement on March 31, 2023 and was compiled and prepared by Mr Arnold van der Heyden who has the following background:

a.

Mr Arnold van der Heyden is a Director of H & S Consultants Pty Ltd and is a member and Chartered Professional (Geology) of the Australian Institute of Mining and Metallurgy and Silver Mines has stated that he has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration, and to the activity being undertaken, to qualify as a Competent Person as defined in the 2012 edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC code).

The March 31, 2023 Bowdens resource estimate is based on the following technical assumptions and related notes:

a.

Bowdens silver equivalent: Ag Eq (g/t) = Ag (g/t) + 33.48*Pb (%) + 49.61*Zn (%) + 80*Au (g/t) calculated from prices of US$20/oz silver, US$1.50/lb zinc, US$1.00/lb lead, US$1600/oz gold and metallurgical recoveries of 85% silver, 82% zinc and 83% lead, 85% gold estimated from test work commissioned by Silver Mines.

b.

Bowdens Silver mineral resource estimate reported to a 30g/t Ag Eq cut off extends from surface and is trimmed to above 300 metres RL, approximately 320 metres below surface, representing a potential target volume for future open-pit mining and expansion.

Limpopo

Sibanye holds an attributable interest of 95.3% in the Baobab (Voorspoed) and Doornvlei properties and 45.3% in the Dwaalkop property (a joint venture with Northam Platinum Limited (“Northam”)). Northam holds a 50% interest in the Dwaalkop property with minority partners holding the remaining 4.7% interest in each of the properties.

The Limpopo resource estimate referred to in the “Royalty Portfolio Updates” section of this MD&A is published by Sibanye under consent of Lead Competent Person Andrew Brown, Vice President: Mine Technical Services; a Competent Person under the rules and requirements of the Southern African Institute of Mining and Metallurgy (SAIMM) and an employee of Sibanye. Resources are reported in compliance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC) and the South African Code for the Reporting of Mineral Asset Valuation (SAMVAL) (2016 Editions).

22

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2023

Lynn Lake (MacLellan)

See Lynn Lake 2023 Feasibility Study results as detailed in press release dated August 2, 2023 for more details.

Goldlund

Floyd Varley, P. Eng, Maura Kolb, M.Sc., P.Geo., Director of Exploration and Adam Larsen, P. Geo., Exploration Manager, are each considered a “Qualified Person” for the purposes of NI 43-101 and have reviewed and approved the scientific and technical disclosure contained in Treasury’s news release on its behalf.

a.

The PFS referenced above was developed by Ausenco Engineering Canada Inc. with collaboration from SRK Consulting (Canada) Inc., SLR Consulting (Canada) Ltd., Minnow Environmental Inc., WSP Canada Inc. and Stantec Inc.

Kookynie

Puzzle Mineral Resources and Mineral Reserves sourced from Genesis Minerals Limited announcement titled “Completion of the Leonora acquisition elevates Genesis to a leading Australian gold house” dated 3 July 2023.

a.	The information in this MD&A that relates to mineral resources at the Puzzle Deposits are based on information, and fairly represents, information and supporting documentation compiled by Mr. David Price who is a Member of the Australasian Institute of Mining and Metallurgy. Genesis has stated that David Price is a contract employee of Genesis and that he has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.
b.	The information in this MD&A that relates to Ore Reserves at the Puzzle Deposits is based on information, and fairly represents, information and supporting documentation compiled by Mr. Christopher Burton who is a Member of the Australasian Institute of Mining and Metallurgy. Genesis has stated that Christopher Burton is a full-time employee of Genesis and that he has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.
c.	Mineralisation at Puzzle and Puzzle North mineral resource estimate has been modelled to a depth of 150 meters below surface and the upper 50m of the Puzzle deposit has been largely mined. Mineralisation has been modelled using a 0.2g/t envelope and reported at a 0.5g/t cut-off for material above 280mRL (130m below surface). Material below the 280mRL has not been reported.
d.	The Puzzle Ore Reserves have been estimated using a A$2,300/oz gold price assumption. The Ore Reserve includes only Probable classifications. The economically mineable component of the Indicated Mineral Resource has been classified as a Probable Ore Reserve. All ore in the Ore Reserve estimate is classified as a Probable Ore Reserve. No Inferred Mineral Resources are included in the Ore Reserve. Puzzle Group mineral reserves Cut Off Grades were derived from cost estimates developed for the Pre-Feasibility Study. The cut-off grade used to define ore is the breakeven grade for variable processing and ore haulage costs and a share of the fixed costs for general and administration (G&A) through the Mt Morgans processing plant. A cut-off grade of 0.7g/t was selected for Puzzle Reserves based on these calculations.

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